Filed Pursuant To Rule 433

Registration No. 333-217785

July 31, 2018

SPDR® Gold ETFs — Quarterly Dashboard

As of June 30, 2018

By the SPDR Gold Strategy Team

What Happened to Gold in the Second Quarter of 2018?

After three quarters of positive returns, gold pulled back 5.54% in Q2 as a stronger US dollar (USD) created short-term headwinds for gold. The year-to-date monthly correlation between the US Dollar Index and gold prices is -0.71 versus the 10-year average of -0.39, as of June 30, 2018.

The USD appreciated 5.00% in Q2 as investors sought the greenback leading up to trade negotiation deadlines and based on other fundamentals. We believe the strength of the US economy has likely given the upper hand to the USD versus other currencies.

Looking ahead, investors will be closely monitoring the upward trajectory of inflation indicators. In the US, CPI ex food and energy, Core PCE and PPI have reached 2% or above for the first time since February 2012. Higher inflation tends to be bullish for gold since the Federal Open Market Committee can keep real rates low, which historically reduces purchasing power for the USD.[1]

The second half of the year, especially after September, tends to be a seasonally strong period for gold demand in India and China.[2] Potential increases in physical jewelry, while not an immediate benefit to short-term gold prices, may provide guidance for the long-term direction of prices.

The investment world continues to wonder if the trade dispute between the US and China will stop at $34 billion or if it could be the beginning of a long vicious cycle of mounting protectionism that slows global growth. Investment demand for bullion may increase if the latter plays out.

Finally, the recent resignations of key members of the UK government has reminded gold investors that a Brexit ratification that still has many obstacles to overcome by March 2019 may add to market volatility.

GLD® Key Facts

$32.9B Fund Size*

$0.01 30-Day Bid/Ask Spread

$770M 30-Day Average Daily Volume

*as of June 30, 2018.

Source: Bloomberg Financial L.P. & State Street Global Advisors.

Gold Vitals

Factors	Trend*	Potential Impact**	30-June-18	52 Week High	52 Week Low
Gold Price (USD/oz)	↓	↓	1250.5	1355.0	1211.1
Gold Bullish Sentiment %	↓	↓	20.0	75.0	15.4
Stock Market Volatility	↑	↑	16.1	37.3	9.1
Gold Spec. Interest (moz)	↓	↓	9.5	27.2	7.4
Crude Oil (USD/bbl)	↑	↑	74.2	74.2	44.2
US Dollar Index	↑	↓	94.5	96.3	88.6
Gold ETF holdings (moz)	↑	↑	78.1	80.0	72.5
10-Year TIPS Yields %	→	→	0.73	0.93	0.24

Gold holdings in ETFs represent 25 gold ETFs. Source: Bloomberg Finance L.P., State Street Global Advisors. Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., Gold Bullish Sentiment (%) = Bloomberg Commodity Sentiment Gold Bullish Readings Index, Stock Market Volatility: SPX Volatility Index, Gold Spec. Interest = Gold Net Speculative Long Positions from the Commitment of Traders Report released by the CFTC, Crude Oil = Bloomberg Generic Front Month Crude Prices, US Dollar Index = The US Dollar Index. 10-Year TIPS Yields = Bloomberg Generic Government 10 Year TIPS Yield Index. (See "Glossary" on Page 4 for details on indices or benchmarks).
MOZ represent Million Ounces.

Asset Class Returns and Correlations****

	Returns			Correlation to Gold				
	June (%)	Trailing 3-Mo.(%)	Trailing 12-Mo.(%)	June Correlation	Corr. Over Past 3 Months	June	Trailing 3-Mo.	Trailing 12-Mo.
USD	0.52	5.00	-1.21	Weak	Weakening	0.06	-0.41	-0.41
Solactive GLD Long USD Gold Index	-2.88	-0.14	1.29	Weak Negative	Strengthening	-0.21	0.19	0.51
10-Yr TIPS	0.79	0.95	1.10	Weak Negative	Flat	-0.18	0.10	0.21
Commodities	1.25	7.62	33.42	Weak Positive	Strengthening	0.22	0.18	0.20
Equities	0.48	2.93	12.34	Weak Positive	Flat	0.19	0.13	0.05
Gold	-4.21	-5.54	0.56	—	—	—	—	—

Source: Bloomberg Finance L.P., State Street Global Advisors.

Past performance is not a guarantee of future results.

Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., USD = The US Dollar Index, 10-Year TIPS = S&P 10 Year U.S. TIPS Index Total Return, Commodities = S&P Goldman Sachs Commodity Index, Equities = S&P 500 Index.

In terms of "Strengthening" and "Weakening" correlation, it's a comparison between the December correlation and the trailing 3-month correlation. It is considered "Strengthening" when the December correlation is greater than 0.2 and greater than the trailing 3-month correlation. It is considered "Weakening" when the December correlation is less than -0.2 and less than the trailing 3-month correlation. It is considered "Flat" when none of the criteria above fits.

STATE STREET GLOBAL ADVISORS SPDR

WORLD GOLD COUNCIL

State Street Global Advisors 2 SPDR® Gold ETFs — Quarterly Dashboard Figure 1: Gold and US Dollar Index USD/oz USD Index Jun 2017 Sep 2017 Dec 2017 Mar 2018 Jun 2018 — US — LBMA Gold Price PM (USD/oz) (LHS) Dollar Index (RHS) 88 90 92 94 96 98 100 102 1,100 1,160 1,220 1,280 1,340 1,400 Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 2: Gold and Equities USD/oz S&P 500 Index — LBMA Gold Price PM (USD/oz) (LHS) — SPX Index (RHS) Jun 2017 Sep 2017 Dec 2017 Mar 2018 Jun 2018 2,000 2,200 2,400 2,600 2,800 3,000 1,100 1,160 1,220 1,280 1,340 1,400 Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 4: Gold and 10-Year TIPS Yields USD/oz % — LBMA Gold Price PM (USD/oz) (LHS) — US 10-yr Inflation-Yields (RHS) Jun 2017 Dec 2017 Sep 2017 Mar 2018 Jun 2018 0.15 0.33 0.51 0.69 0.87 1.05 1,100 1,160 1,220 1,280 1,340 1,400 Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 3: Gold and Commodities USD/oz — LBMA Gold Price PM (USD/oz) (LHS) — S&P GSCI (RHS) S&P GSCI Index Jun 2017 Sep 2017 Dec 2017 Mar 2018 Jun 2018 350 380 410 440 470 500 1,100 1,160 1,220 1,280 1,340 1,400 Source: Bloomberg Finance L.P., State Street Global Advisors. Gold pulls back with commodities due to the strength of the US dollar. Past performance is not a guarantee of future results. Index performance does not represent the performance of any particular exchange traded fund.

State Street Global Advisors 3 SPDR® Gold ETFs — Quarterly Dashboard Figure 5: Stock Market Volatility — LBMA Gold Price PM (USD/oz) (LHS) — VIX Index (RHS) USD/oz VIX Index Jun 2017 Dec 2017 Sep 2017 Mar 2018 Jun 2018 5 12 19 26 33 40 1,100 1,160 1,220 1,280 1,340 1,400 Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 6: COMEX Positioning Moz USD/oz Long (LHS) Short (LHS) — Net Position (LHS) — LBMA Gold Price PM (USD/oz) (RHS) Jun 2013 Jun 2015 Jun 2014 Jun 2016 Jun 2017 Jun 2018 900 1,150 1,400 1,650 1,900 2,150 -40 -20 0 20 40 60 Source: Bloomberg Finance L.P.,CFTC and State Street Global Advisors. Figure 8: Gold ETF Holdings† USD/oz MOZ — LBMA Gold Price PM (USD/oz) (LHS) — Gold Holdings in ETFs (RHS) Jun 2017 Dec 2017 Sep 2017 Mar 2018 Jun 2018 68 70 72 74 76 78 80 82 1,100 1,160 1,220 1,280 1,340 1,400 Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 7: Gold Sentiment — LBMA Gold Price PM (USD/oz) (LHS) — Gold Bullish Sentiment (RHS) USD/oz Gold Bullish (%) Jun 2017 Dec 2017 Sep 2017 Mar 2018 Jun 2018 0 20 40 60 80 100 1,100 1,160 1,220 1,280 1,340 1,400 Source: Bloomberg Finance L.P., State Street Global Advisors. Gold ETFs Holding slightly fell size despite pull-back in the gold price. Highlighting gold’s value as a strategic holding. Past performance is not a guarantee of future results. Index performance does not represent the performance of any particular exchange traded fund.

SPDR® Gold ETFs — Quarterly Dashboard

Figure 9: SPDR® Gold Shares performance as of June 30, 2018

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
NAV	-4.24	-5.64	-3.75	0.26	1.80	0.56	2.59	7.50
Market Value	-3.61	-5.68	-4.04	0.53	1.83	-0.08	2.64	7.42
LBMA Gold Price PM	-4.21	-5.54	-3.14	0.66	2.21	0.96	3.00	7.93

Source: spdrs.com.

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance. Performance returns for periods of less than one year are not annualized.

The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ.

Gross and Net Expense Ratio: 0.40%.

Glossary

Bloomberg Commodity Sentiment Gold Bullish Readings Index A weekly measure of analysts and traders who are bullish on gold that is compiled by Bloomberg News. The number of participants in the survey may vary.

COMEX The main futures market for trading metals such including gold, silver, copper and aluminum.

Gold Bullish Sentiment A measure of gold market sentiment created and published by Bloomberg. The weekly survey measures the percentage of gold analysts and traders who are bullish, bearish or neutral on gold.

ICE U.S. Treasury 7–10 Year Bond Index A fixed-income benchmark created by the Intercontinental Exchange, or ICE, that focuses on debt issued by the US Department of the Treasury. The index includes only US dollar denominated, fixed-rate securities that have a minimum term to maturity greater than seven years and less than or equal to 10 years.

LBMA Gold Price The LBMA Gold Price is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by the participants in a physically settled, electronic and tradable auction administered by the IBA using a bidding process that determines the price of gold by matching buy and sell orders submitted by the participants for the applicable auction time.

Long Gold Positions Speculative long positions on gold and other futures are recorded in the weekly Commitment of Traders Report published by the Commodities Futures Trading Commission, or CFTC, and measure the amount of gold ounces that are represented by gold futures that will be profitable should the price of gold rise.

Net Positions Net positions in gold futures and other futures markets is the difference between the number of speculative long and speculative short positions. The data, found in the weekly Commitment of Traders Report, are published by the Commodities Futures Trading Commission, or CFTC.

S&P Goldman Sachs Commodity Index, or S&P GSCI A production-weighted index launched in 1992 that tracks the performance of 24 commodity futures contracts. The index, tilts to commodities that are more heavily produced globally, so its weights more heavily to crude oil than, say, to cocoa.

Short Gold Positions Speculative short positions on gold and other futures are recorded in the weekly Commitment of Traders Report published by the Commodities Futures Trading Commission, or CFTC, and measure the amount of gold ounces that are represented by gold futures that will be profitable should the price of gold fall.

SPX Volatility Index VIX, or CBOE Volatility Index The SPX Volatility Index, also called the VIX or the CBOE Volatility Index, is a measure of the market's expectation of 30-day volatility. It is constructed using the implied volatilities of a wide range of S&P 500 index options.

Solactive GLD Long USD Gold Index seeks a long position in physical gold while hedging the value of the US dollar away. The index will use a basket of foreign currencies-including the Euro, Japanese yen, British pound, Canadian Dollar, Swedish Krona and Swiss Franc to reduce its exposure to the dollar.

US Dollar Index The US Dollar Index (DXY) Index measures the performance of the US Dollar against a basket of currencies: the euro (EUR), the Japanese yen (JPY), the British pound sterling (GBP), the Canadian dollar (CAD), the Swiss Franc (CHF) and the Swedish krona (SEK).

US Generic Government 10 Year Yields Index A fixed-income index compiled by Bloomberg that measures yields of generic US, on-the-run, government notes and bond indices. Yields are yield to maturity and pre-tax, are based on the ask side of the market and are updated intraday. Yields included in the index are precise to 4 decimal places.

US 10-Year Treasury Note Yield (Used in Macro Sensitivity) The interest rate paid to holders of U.S. 10 Year Treasury Notes. The rate is comprised of Generic United States on-the-run government 10 Year Treasuries. The yield quoted is yield to maturity and on a pre-tax basis.

Email

USSPDR-Gold@ssga.com

State Street Global Advisors

4

SPDR® Gold ETFs — Quarterly Dashboard * We define Trend as a comparison between end-of-month; 50-day; and 200-day readings for each factor. A positive trend is identified if either the end-of month reading is greater than the 50-day reading or if the 50-day reading is greater than the 200-day reading. We identify a negative trend when either the end-of month reading is less than the 50-day reading or when the 50-day reading is less than the 200-day reading. We define a flat trend as instances when the prevailing movement is neither positive nor negative. ** We define “Potential Impact” as the possible impact each of the trends may have on the price of gold. *** Gold holdings in ETFs are represented by the securities tracked by Bloomberg Financial L.P. that, together, make up 25 global ETFs. **** We view the correlation coefficient as a metric that measures the strength and direction of a linear relationship between two variables. We believe it measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. We consider a correlation between -1.0 to -0.5 or 0.5 to 1.0 to be “strong;” one between -0.5 to -0.3 or 0.3 to 0.5 to be “moderate;” and one between -0.3 to -0.1 or 0.1 to 0.3 to be “weak.” We view a correlation coefficient between -0.1 to 0.1 as having “no correlation” or a “very weak” correlation. † Gold holdings in ETFs are represented by the securities tracked by the securities tracked by Bloomberg Financial L.P.; Company Filings & World Gold Council as of June 30, 2018. ¹ In July 2018 the World Gold Council published their 2018 Mid-year Outlook where they mentioned that, during the period from 1970 to 2017, when US CPI rises above 3% gold has historically returned around 8%. 2 World Gold Council — Gold Demand Trends Q1’ 2018. State Street Global Advisors 5

SPDR® Gold ETFs — Quarterly Dashboard ssga.com | spdrs.com Important risk information Investing involves risk, and you could lose money on an investment in SPDR® Gold Trust (“GLD®”). ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversification does not ensure a profit or guarantee against loss. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR® Gold Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a more detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trustdo not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor. GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties makes any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto. For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com. State Street Global Advisors© 2018 State Street Corporation. All Rights Reserved. Not FDIC Insured No Bank Guarantee May Lose Value ID13585-1992645.3.1.NA.RTL 0718 Exp. Date: 10/31/2018

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.